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                               January 6, 2021

       Robert Bennett
       Chief Executive Officer
       LIGHTJUMP ACQUISITION CORP
       2735 Sand Hill Road
       Suite 110
       Menlo Park, CA 94025

                                                        Re: LIGHTJUMP
ACQUISITION CORP
                                                            Amendment No 2 to
Form S-1 filed January 6, 2021
                                                            File No. 333-251435

       Dear Mr. Bennett:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No 2 to Form S-1 filed January 6, 2021

       Our amended and restated certificate of incorporation will provide,..., page 37

   1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of
the Securities Act. Please revise the disclosure here and in the later section on page 81 to
address any uncertainty around the enforceability of the provision, given the concurrent
jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Bennett
LIGHTJUMP ACQUISITION CORP
January 6, 2021
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNameRobert Bennett                           Sincerely,
Comapany NameLIGHTJUMP ACQUISITION CORP
                                                           Division of
Corporation Finance
January 6, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName